1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD ANNOUNCES CLOSING OF C$50 MILLION BOUGHT DEAL
PUBLIC OFFERING OF UNITS

March 30, 2012, Vancouver, BC – Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that it has closed its previously announced bought deal offering (the “Offering”) of units (the “Units”), at a price of $0.75 per Unit, with a syndicate of underwriters (the “Underwriters”). Each Unit consists of one common share of Great Basin Gold (a “Common Share”) and one half of one purchase warrant (each whole warrant, a “Warrant”). Each Warrant will be exercisable for a period of 2 years following the closing of the Offering at an exercise price of $0.90 per Warrant.

Net proceeds from the Offering will be used for working capital for the development and ramp up of the Burnstone Mine.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registrations requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction in which such offer, sale or solicitation would be unlawful.

For additional details on Great Basin Gold and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	+27 (0)11 301-1800
Michael Curlook in North America	+1 888 633-9332
Barbara Cano at Breakstone Group in the USA	+1 (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address financing events or technical developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include financial market conditions, metals prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.